UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2013

ALCOBRA LTD.

(Translation of registrant's name into English)

35 Ehad Ha-Am Street

Tel-Aviv, Israel 65202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on June 24, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: June 24, 2013

ALCOBRA LTD. ANNOUNCES U.S. PATENT ISSUANCE

—U.S. Patent #8,476,304 Covering Modified Release Metadoxine

—Patent Effective Through July 3, 2032

Tel Aviv, Israel (June 24, 2013) – Alcobra Ltd. (NASDAQCM: ADHD), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug, MG01CI, to treat Attention Deficit Hyperactivity Disorder (ADHD), today announced that the United States Patent and Trademark Office will issue the Company's U.S. Patent #8,476,304, which includes claims covering modified release Metadoxine, the Company's lead drug candidate, on July 2, 2013.

This drug product composition patent protects the unique dual-release design of MG01CI including both immediate and sustained release formulations for optimal and effective once-daily dosing and will remain in effect in the United States through July 3, 2032. Additional geographies are expected to approve similar claims based on approval in the U.S.

"This patent protects not only the formulation used in our lead product candidate for ADHD, but more broadly the unique pharmacokinetic profile achieved using the dual-release system in MG01CI. The issuance of this patent will give us strong protection in the U.S. for many years to come," said Dr. Yaron Daniely, Chief Executive Officer of Alcobra. "Further, the patent provides Alcobra with additional opportunities to capitalize on the unique qualities of MG01CI to effectively address additional cognitive disorders beyond ADHD.”

MG01CI is a proprietary, oral, dual-layer tablet formulation, combining rapid onset and extended release formulations of Metadoxine. This proprietary extended-release formulation prolongs the serum levels of Metadoxine for up to 12 hours, which may result in enhanced efficacy benefits. MG01CI, evaluated in a six-week randomized, double-blind, placebo-controlled, parallel-group, multi-center Phase IIb study of 120 adult subjects with ADHD, showed statistically significant and rapid improvement in ADHD symptoms.

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug, MG01CI, to treat ADHD. MG01CI has completed Phase II studies to treat ADHD. The company was founded in 2008 and is headquartered in Tel Aviv, Israel.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding approval of claims that relate to the patent issued in the United States in other countries. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra Ltd.’s registration statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT: U.S. Investor Contacts:

KCSA Strategic Communications

Jeffrey Goldberger / Garth Russell

+1 212.896.1249 / +1 212.896.1250

jgoldberger@kcsa.com / grussell@kcsa.com

Israel Investor Contact:

Investor Relations Ltd.

Moran Meir-Beres

+011972-3-5167620

moran@km-ir.co.il